UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CHINA VOICE HOLDING CORP.

(Name of Issuer) Common Stock, par value $0.001 share
(Title of Class of Securities) 16946 A 100
(CUSIP Number) Don Preston 4359 Lindburgh Dr., Addison, Texas 75001 Ph. (972) 248-2665
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	16946 A 100	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Don Preston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 9 No (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Exchange of Stock
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9 No
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9 No
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1.

Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of CHINA VOICE HOLDING CORP., a Nevada corporation (the “Issuer”) and is being filed by DON PRESTON (the “Reporting Person”). The Issuer’s principal executive offices are located at 4359 Lindbergh Dr., Addison, Texas 75001.

ITEM 2.

Identity and Background.

(a)

Name.  The name of the Reporting Person is Don Preston, an individual.

(b)

Business Address.  The business address for the Reporting Person is 4359 Lindbergh Dr., Addison, Texas 75001.

(c)

Occupation and Employment.  The Reporting Person is a CEO of the Issuer.

(d) and (e)

Proceedings.  During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship.  The Reporting Person is a citizen of the United States.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 60,000,000 shares (the “Shares”) of the Issuer’s Common Stock which it acquired pursuant to the terms of a Stock Purchase Agreement (the “Agreement”), among the Reporting Person and the Issuer.  Pursuant to the Agreement, the Reporting Person exchanged 100% of the equity interest in NTELEC Networks, LLC, for the Shares.  The Agreement was closed on April 15, 2011.

ITEM

4.

Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes.  The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except for the acquisition by the Issuer of NTELEC Networks, LLC from the Reporting Person ;

•

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•

any change in the present management of the Issuer, except that the existing officers of the Issuer have resigned, and one director of the Issuer has resigned and was replaced by the Reporting Person;

•

any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•

any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.

Interests in Securities of the Issuer.

(a)

Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 60,000,000 shares of Common Stock of the Issuer, representing approximately 26% of the class.

(b)

Power to Vote and Dispose.  The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)

Transactions Within the Past 60 Days.  Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)

Certain Rights of Other Persons.  Not applicable.

(e)

Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.

Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.

Material to be Filed as Exhibits.

No.

Document

1.

Stock Purchase Agreement

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: April 21, 2011

      /S/ Don Preston

Attention:  Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.         Document

1.

Stock Purchase Agreement

EXHIBIT 1

STOCK PURCHASE AGREEMENT